Exhibit 99.B

August 2, 2023

The Special Committee of the Board of Directors (the “Special Committee”)

Chindata Group Holdings Limited

No. 47 Laiguangying East Road,

Chaoyang District, Beijing, 100012

The People’s Republic of China

Dear Sirs:

Further to our preliminary non-binding proposal dated June 6, 2023 (the “Original Proposal”) regarding our proposed acquisition (the “Acquisition”) of Chindata Group Holdings Limited (the “Company”), we hereby submit the following updated proposal (the “Updated Proposal”). Capitalized terms used but not otherwise defined herein shall have the meanings set forth in the Original Proposal.

We hereby increase the proposed purchase price payable in the Acquisition for each ordinary share of the Company, par value $0.00001 per share, to US$4.3 in cash, or US$8.6 in cash for each ADS (in each case other than those ADSs or ordinary shares of the Company that may be rolled over in connection with the Acquisition) (the “Revised Purchase Price”). Please note that the Revised Purchase Price is being submitted to you on the condition that the remaining outstanding issues in the Definitive Agreements are agreed upon and finalized by us and the Special Committee on behalf of the Company.

We confirm that we are in advanced discussions with certain shareholders of the Company and third-party strategic investors regarding their rollover and investment arrangements in connection with the Acquisition with a view to finalizing such arrangements in the next a few days. To the extent that any of such arrangements is not finalized by then, we expect our funds to provide the remaining equity necessary for consummation of the Acquisition.

The Updated Proposal represents our best and final offer to the Special Committee, and we are prepared to finalize and enter into the Definitive Agreements on an expedited basis.

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Sincerely,

BCPE BRIDGE CAYMAN, L.P. by BCPE Bridge GP, LLC, its general partner

By:	/s/ Zhongjue Chen
Name:	Zhongjue Chen
Title:	Manager

Sincerely,

BCPE STACK HOLDINGS, L.P. by BCPE Stack GP, LLC, its general partner by Bain Capital Investors, LLC, its managing member

By:	/s/ David Gross-Loh
Name:	David Gross-Loh
Title:	Partner